To: Anthony Joffe
Fr: L. Joshua Eikov

Monday, April 25, 2005

I hereby withdraw my letter, dated April 17, 2005, to the Chairman of the Board of Directors of NetWorth Technologies, Inc. I further hereby resign as a member of the Board of Directors, and from all other offices and positions whatsoever, of NetWorth Technologies, Inc. and all of its subsidiaries.


Thank You,





/s/ L. Joshua Eikov
-------------------
    L. Joshua Eikov